UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the date of	May 13, 2004

Commission File Number	33398141

BURNS, PHILP & COMPANY LIMITED

(Translation of registrant’s name into English)

LEVEL 23, 56 PITT STREET, SYDNEY NSW 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT’L +61 (2) 9259 1111
FAX: (02) 9247 3272

13 May 2004

Mr. Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

THIRD QUARTER RESULTS

Please find enclosed Third Quarter Results for the period ended 31 March 2004.

Yours sincerely

HELEN GOLDING
Company Secretary

Encl.

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT’L +61 (2) 9259 1111
FAX: (02) 9251 1681

13 May 2004

COMMENTARY ON RESULTS FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2004

Burns, Philp & Company Limited is an Australian based food company involved in the production and distribution of food ingredients and consumer branded food products. The Directors are pleased to present their comments on the results for the three and nine months ended March 31, 2004.

AUD million	3 Months ended		9 Months ended
	March 31		March 31
	2004	2003	2004	2003
Sales(1)	782.9	395.6	2,521.9	1,045.5

EBITDA from continuing businesses before individually significant items	128.7	63.5	401.3	207.7
Individually significant items
Gain on sale of Australasian Terminals business	—	—	—	40.7
Gain on sale of North American Industrial Vinegar business	—	—	—	11.1
Gain on sale of South Yarra property	—	—	—	6.6
Deferred borrowing costs provided for	—	—	—	(14.4)
Unrealised foreign exchange gain	6.1	37.3	75.6	37.3
Restructuring of new businesses	(2.0)	—	(15.9)	—
Recovery of vendor finance loan	—	—	30.0	—
EBITDA from discontinued businesses	—	—	—	9.3

EBITDA	132.8	100.8	491.0	298.3
Depreciation	(26.5)	(15.5)	(84.5)	(40.5)
Amortization of goodwill and identifiable intangibles	(24.2)	(7.0)	(71.9)	(13.2)

EBIT	82.1	78.3	334.6	244.6
Net interest expense	(66.9)	(32.5)	(208.4)	(87.0)
Income tax expense	(10.4)	(8.5)	(32.9)	(23.3)
Outside equity interests	(1.2)	(2.1)	(3.4)	(4.0)

Net profit attributable to members of Burns, Philp & Company Limited	3.6	35.2	89.9	130.3

(1)	The prior year has been adjusted for the reclassification of certain promotional allowances, referred to in Note 1(e) of our unaudited March 31, 2004 interim consolidated financial statements.

Burns Philp has made significant progress during the current nine month period. Our priority has been the integration and restructuring of Goodman Fielder which is scheduled to be completed by June 2004.

Our businesses have generally performed in accordance with expectations and the Group’s financial position is in line with budget.

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

Yeast and Bakery Ingredients

North America’s profitability was in line with target. While lower than the prior period, as a result of pricing pressure, the business delivered a solid performance and has protected its leading market position. Movements in foreign currency exchange rates (strengthening of the A$) have reduced reported EBITDA on translation by approximately $12.6 million.

Our Latin American operations are continuing their success following the acquisition and integration of Fleischmann’s. In addition to the core yeast business, a number of initiatives are underway to further develop the Group’s significant bakery ingredient interests throughout the region.

Our yeast operations in Europe continue to perform well, with profit increasing over the prior corresponding period due primarily to better trading results in Turkey.

Results for the Asia Pacific region, on a like for like basis, are consistent with the prior corresponding period. The Group committed to build its fifth yeast plant in China as capacity in our existing plants is being fully utilized. Movements in foreign currency exchange rates have reduced EBITDA on translation by approximately $5.2 million.

Herbs and Spices

Tone Brothers, our North American herb and spice operations, experienced lower profits for the first nine months of this financial year when compared to the prior corresponding period. This was due to several unusual events, including two customers filing for bankruptcy, protracted strike action at several retail customers, and an abnormally high vanilla price. Volumes at key retail accounts have started to recover during the March quarter with continued improvement in April.

Movements in foreign currency exchange rates led to a reduction in reported EBITDA on translation of $12.0 million.

As previously announced, we are currently considering the sale of this business.

Goodman Fielder

In the quarter, the Goodman Fielder businesses contributed total EBITDA, before individually significant items, of $87 million, $247 million year to date. A portion of these earnings are reported in the Yeast and Bakery Ingredients segment.

In Australia, we are satisfied with the overall performance of the business. Lower selling prices in the bakery operations have been largely offset by increased cost savings. We are pleased with the new product development program which has led to a number of product introductions in March and subsequent months. The restructuring of this business is on track to be completed by the end of June.

In New Zealand, results continue to improve over the corresponding period last year, particularly as a result of initiatives in the supply chain.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURNS, PHILP & COMPANY LIMITED

(Registrant)

Date	May 13, 2004	By	/s/ Helen Golding

(Signature)*
HELEN GOLDING
Company Secretary & Group Legal Counsel

*	Print the name and title under the signature of the signing officer